U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          000-27869
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                              (Check One):
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                                                         CUSIP NUMBER
                                                         0526773 10 0
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                  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]
                   Form 10-QSB [ ] Form N-SAR [X] Form 10-KSB

                  For Period Ended: July 31, 2000
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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                  Nothing  in this form  shall be  construed  to imply  that the
         Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I--Registration Information

         Full Name of Registrant: Authoriszor Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                Authoriszor Inc.
                       One Van de Graaff Drive, Suite 502
                      Burlington, Massachusetts 01803-5188
                           (City, State and Zip Code)

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why the Form 10-KSB,  11-K, 10-QSB,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

Authoriszor Inc. (the "Company") was unable to complete the Edgarization process
by  the  filing  deadline;   however,   the  Company  expects  to  complete  the
Edgarization process and file the Form 10-KSB today.

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Part IV--Other Information
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         (1) Name and telephone number of person to contact in regard to this notification

                       Richard A. Langevin                    (781) 359-9650
                           (Name)                             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes       [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment IV


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                                Authoriszor Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 29, 2000             By:   /s/ Richard A. Langevin
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                                           Richard A. Langevin
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                       IV

         It is anticipated that the Company's operating loss and net loss, for the year ended June 30, 2000 will be $7,478,202 and $5,406,480 respectively, compared with an operating and net loss of $49,631 for the year ended June 30, 1999. The increase in operating and net loss for the year ended June 30, 2000 was due to increases in the cost of the following: marketing and advertising fees, administrative fees, professional fees and a loss on the sale of a subsidiary.